

ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 38 Winwood Street
Thebarton South Australia 5031
www.bresagen.com



02002652

ANSMISSION

02 JAN 23 AM 8:45

SUPPL

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 942 9624
FROM:	Trudy Fenton
DATE:	Wednesday, 23 January 2002
SUBJECT:	Appendix 4C
PAGES (inc. cover)	7

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following Media Release which was released through the Australian Stock Exchange on Wednesday, 23 January, 2002 –

Appendix 4C – Quarterly report for entities admitted on the basis of commitments.

Yours sincerely

T. M. Fenton

Trudy Fenton
Corporate Administrator
tfenton@bresagen.com.au

PROCESSED
JAN 29 2002
THOMSON FINANCIAL

dw 1/23

If there are any problems with this transmission, call 08 8234 2660

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BRESAGEN LIMITED

ABN	Quarter ended ("current quarter")
60 007 988 767	31/12/2001

Consolidated statement of cash flows

	Cash flows related to operating activities			Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers			1,059	2,665
1.2	Payments for	(a) staff costs	(a)	(1,480)	(3,021)
		(b) advertising and marketing	(b)	(113)	(189)
		(c) research and development	(c)	(1,413)	(2,995)
		(d) leased assets	(d)	-	-
		(e) other working capital	(e)	(455)	(1,013)
1.3	Dividends received			-	-
1.4	Interest and other items of a similar nature received			239	550
1.5	Interest and other costs of finance paid			-	-
1.6	Income taxes paid			-	-
1.7	Other (provide details if material)			-	-
	Net operating cash flows			(2,163)	(4,003)

+ See chapter 19 for defined terms.

Appendix 4C
Quarterly report for entities admitted on the basis of commitments

			Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)		**(2,163)**	**(4,003)**
	Cash flows related to investing activities			
1.9	Payment for acquisition of: (a) businesses (item 5)	(a)	-	-
	(b) equity investments	(b)	-	-
	(c) intellectual property	(c)	-	-
	(d) physical non-current assets	(d)	(212)	(252)
	(e) other non-current assets	(e)	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	(a)	-	-
	(b) equity investments	(b)	-	-
	(c) intellectual property	(c)	-	-
	(d) physical non-current assets	(d)	-	-
	(e) other non-current assets –	(e)	-	-
1.11	Loans to other entities		-	(240)
1.12	Loans repaid by other entities		49	49
1.13	Other (provide details if material)		-	-
	Net investing cash flows		(163)	(443)
1.14	**Total operating and investing cash flows**		(2,326)	(4,446)
	Cash flows related to financing activities			
1.15	Proceeds from issues of shares, options, etc.		-	437
1.16	Proceeds from sale of forfeited shares		-	-
1.17	Proceeds from borrowings		-	-
1.18	Repayment of borrowings		-	-
1.19	Dividends paid		-	-
1.20	Other (provide details if material)-		-	-
	Net financing cash flows		-	437
	Net increase (decrease) in cash held		(2,326)	(4,009)
1.21	Cash at beginning of quarter/year to date		24,166	25,833
1.22	Exchange rate adjustments to item 1.20		(11)	5
1.23	**Cash at end of quarter**		21,829	21,829

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	483
1.25	Aggregate amount of loans to the parties included in item 1.11	nil

1.26 Explanation necessary for an understanding of the transactions

1.24 Includes payments to Executive Directors of the entity and related entities.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	206	10

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	262	1,459
4.2	Deposits at call	11,963	13,114
4.3	Bank overdraft	-	-
4.4	Other (provide details) represents Commercial Bills maturing within 3 months of current quarter end	9,604	9,593
	Total: cash at end of quarter (item 1.22)	21,829	24,166

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here:  .... Date: 23 JAN 2002
(~~Director~~/Company secretary)

Print name: MR LINTON W P BURNS.

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.